ABAKAN INC.

2665 S. Bayshore Drive, Suite 450

Miami, Florida 33133

December 29, 2011

Dietrich A. King

Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:

Abakan Inc.

Amendment 2 to Current Report on Form 8-K

Filed November 14, 2011

Amendment 1 to Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2011

Filed November 14, 2011

Amendment 1 to Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2011

Filed November 14, 2011

Current Report on Form 8-K

Filed March 25, 2011

File No. 0-52784

Dear Mr. King:

We write in connection with our recent submission to the Commission on December 27, 2011 in response to your comments dated November 28, 2011 to Abakan Inc.’s submissions on Form 8-K/A-2, Form 10-K/A, and Form 10-Q/A each of which was filed on November 14, 2011 and on Form 8-K filed on March 25, 2011.

On further review of the pertinent guidance for the presentation of our Unaudited Consolidated Statements of Operations conducted in response to the Commission’s Comment 4, as outlined in ASC-810-10-55-4J, we do hereby submit a revised presentation of how our Unaudited Consolidated Statements of Operations will appear in future filings as follows:

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ABAKAN INC.
(Formerly known as Waste to Energy Group, Inc.)
(A DEVELOPMENT STAGE ENTERPRISE)
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
			Cumulative
			amounts from
			development stage
			activities
	For the three months ended		June 27, 2006
	August 31,		(Inception) to
	2011	2010	August 31, 2011
Revenues
Commercial	$6,177	$-	$6,177
Contract and grants	298,114	-	298,114
Other income	44,097	-	45,693
	348,388	-	349,984
Cost of Revenues	303,332	-	303,332
Gross income	45,056	-	46,652
Expenses
General and administrative
General and administrative	106,205	29,458	376,171
Professional fees	74,761	58,891	397,819
Professional fees - related parties	15,000	15,000	120,000
Consulting	225,372	105,045	1,001,218
Consulting - related parties	76,577	116,600	1,009,977
Payroll and benefits expense	137,607	24,557	394,476
Depreciation and amortization	82,059	1,378	111,285
Impairment of asset	-	-	180,000
Stock expense on note conversion	-	-	337,660
Stock options expense	338,517	169,024	1,616,269
Total expenses	1,056,098	519,953	5,544,875
Loss from operations	(1,011,042)	(519,953)	(5,498,223)
Other (expense) income
Interest expense:
Interest – loans	(35,580)	(4,006)	(88,208)
Interest - related parties	-	-	(5,442)
Liquidated damages	-	-	(250,000)
Amortization of discount on debt	(123,535)	-	(261,025)
Total interest expense	(159,115)	(4,006)	(604,675)
Interest income	147	861	4,276
Loss on debt settlement	-	-	(5,257)
Gain on debt settlement	-	-	200,709
Unrealized gain on MesoCoat acquisition	1,764,345	-	1,764,345
Equity in Powdermet income	46,049	-	117,705
Equity in MesoCoat loss	(44,408)	(122,015)	(586,020)
Total Other (expense) income	1,607,018	(125,160)	891,083
Net income (loss)/ before income tax	595,977	(645,113)	(4,607,139)
Provision for income taxes	-	-	-
Net income/loss	595,977	(645,113)	(4,607,139)
Noncontrolling interest in MesoCoat Loss	53,892	-	53,892
Net income/ (loss) attributable to Abakan Inc. $	649,868	$(645,113)	$(4,553,248)
Earnings per share –basic and diluted:
Net income/ (loss) per share - basic	$0.01	$(0.01)
Net income/ (loss) per share - diluted	$0.01	$(0.01)
Weighted average number of common
shares outstanding - basic	59,330,468	55,115,000
Weighted average number of common
shares outstanding - diluted	67,485,701	55,115,000

Please note that we do not currently have any comprehensive income (loss), however in the event that we do have future comprehensive income (loss), we will follow the guidelines of ASC-810-10-55-4K.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding Abakan’s filing please contact us.

/s/ Robert H. Miller

Robert H. Miller

Chief Executive Officer

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